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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                                BRIGHTPOINT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   109473 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       CUSIP No. 109473 10 8                            Page  2  of   5 pages
                 -----------                                 -----  -----
       -------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Robert J. Laikin
            S.S. ####-##-####

       -------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) | |
                                                                 (b) | |
       -------------------------------------------------------------------
       3.   SEC USE ONLY

       -------------------------------------------------------------------
       4.   CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
       -------------------------------------------------------------------
                           5.   SOLE VOTING POWER

                                369,125 (includes currently exercisable options
                                to purchase 265,625 shares)
                           -----------------------------------------------
        NUMBER OF          6.   SHARED VOTING POWER
          SHARES
       BENEFICIALLY                -0-
         OWNED BY          -----------------------------------------------
           EACH            7.   SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                369,125 (includes currently exercisable options
           WITH                 to purchase 265,625 shares)
                           -----------------------------------------------
                           8.   SHARED DISPOSITIVE POWER

                                    0
       -------------------------------------------------------------------
       9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           369,125 (includes currently exercisable options to purchase 265,625 shares)
       -------------------------------------------------------------------
       10. CHECK  BOX IF THE AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
           CERTAIN SHARES*


       -------------------------------------------------------------------
       11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             2.2%
       -------------------------------------------------------------------
       12. TYPE OF REPORTING PERSON*

           IN
       -------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1(a).                 Name of Issuer:

                           Brightpoint, Inc.

Item 1(b).                 Address of Issuer's Principal Executive Offices:

                           6402 Corporate Drive
                           Indianapolis, Indiana 46278

Item 2(a).                 Name of Person Filing:

                           Robert J. Laikin

Item 2(b).                 Address of Principal Business Office or, if None,
                           Residence:

                           6402 Corporate Drive
                           Indianapolis, Indiana 46278


Item 2(c).                 Citizenship:

                           United States

Item 2(d).                 Title of Class of Securities:

                           Common Stock

Item 2(e).                 CUSIP Number:

                           109473 10 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                           (a)-(h):  Not applicable.

Item 4.                    Ownership:

                           (a) Amount Beneficially Owned: 369,125 shares as of December 31, 1996, including 265,625 shares which may be purchased by Mr. Laikin pursuant to currently exercisable options. Does not include 362,500 shares underlying options not exercisable within 60 days. All share and option numbers reflect a 3-2 split of the Company's common stock paid in the form of a stock dividend in December 1996.

                           (b) Reference is made to Items Nos. 5-9 and 11 of the Cover Sheet.


                                Page 3 of 5 pages

                           (c) Reference is made to Items Nos. 5-9 and 11 of the Cover Sheet.

Item 5.                    Ownership of Five Percent or Less of a Class:

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].


Item 6.                    Ownership of More Than Five Percent on Behalf of
                           Another Person:

                           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                           Not applicable.

Item 8. Identification and Classification of Members of the Group:

                           Not applicable.

Item 9.                    Notice of Dissolution of Group:

                           Not applicable.

Item 10.                   Certification:

                           Not applicable.


                                Page 4 of 5 pages

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  Date:                              February 14, 1997



                                                     /s/ ROBERT J. LAIKIN
                  Signature:                        ---------------------------
                  Name/Title:                        Robert J. Laikin,
                                                     Chairman



                                Page 5 of 5 pages